UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BRUKER CORPORATION

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

116794108

(CUSIP Number)

Richard M. Stein, Esq.

Nixon Peabody LLP

100 Summer Street

Boston, MA 02110

(617) 345-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 116798104

1.	Names of Reporting Persons Frank H. Laukien, Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States and Germany (dual citizenship)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,154,445 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 34,038,136 shares

	10.	Shared Dispositive Power 2,116,309 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,154,445 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

                                                This Statement is being filed with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Bruker Corporation, a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 40 Manning Road, Billerica, MA 01821.

Item 2.	Identity and Background
(a) This statement is filed by and on behalf of Frank H. Laukien, Ph.D. (the “Reporting Person”).
(b) The address of the principal business and principal office of the Reporting Person is c/o Bruker Corporation, Billerica, Massachusetts 01821.
(c) The Reporting Person is the President and Chief Executive Officer, as well as the Chairman of the board of directors, of the Company.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               During the last five years, the Reporting Person has not been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States and of Germany.

Item 3.	Source and Amount of Funds or Other Consideration

                                                Prior to February 26, 2008, the Reporting Person beneficially owned 19,547,838 shares of Common Stock of the Company, including 1,064,276 shares owned by the Reporting Person’s former spouse over which the Reporting Person has voting power. Beneficial ownership of such shares was previously reported on an amended Schedule 13G filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2008. On February 26, 2008, in connection with the closing of the acquisition of the Bruker BioSpin Group by the Company (the “Acquisition”), the Reporting Person received 10,034,387 shares, and his former spouse received 755,276 shares over which the Reporting Person has voting power, of unregistered restricted Common Stock of the Company as consideration for 18.75% of the equity of Bruker BioSpin Invest AG, a Swiss stock corporation. Subsequent to the closing of the Acquisition, on February 26, 2008 the Reporting Person acquired 5,520,187 additional shares, and his former spouse acquired 296,757 additional shares over which the Reporting Person has voting power, of unregistered restricted Common Stock of the Company from certain Laukien family members for aggregate consideration of $50,454,507 and $2,712,360, respectively, in private transactions pursuant to a Cash-Stock Exchange Agreement dated as of December 2, 2007 (the “CSX Purchases”). Cash proceeds of the Acquisition were used to fund the CSX Purchases. The Acquisition and the Cash-Stock Exchange Agreement are more fully described in the Proxy Statement on Schedule 14A filed with the Commission on January 17, 2008.

                                                As a result of the foregoing transactions, the Reporting Person beneficially owns 36,154,445 shares of Common Stock of the Company, including 2,116,309 shares held by his former spouse over which he has voting control.

Item 4.	Purpose of Transaction

                                                The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person has no plans or proposals which relate to or would result in any of the actions enumerated in the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

                                                The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person calculated as described below is as follows:

(a)               Amount beneficially owned:  36,154,445

(b)              Percent of class:  22.2%

(c)               Number of shares as to which the person has:

                                                (i)                                     Sole power to vote or to direct the vote:  36,154,445

                                                (ii)                                  Shared power to vote or to direct the vote:  0

                                                (iii)                               Sole power to dispose or to direct the disposition of:  34,038,136

                                                (iv)                              Shared power to dispose or to direct the disposition of:  2,116,309

                                                The percent of class specified above (and in the cover pages to this Statement) is calculated on the basis of 105,670,237 shares of Common Stock issued and outstanding as reported in the Company’s Schedule 14A filed with the Commission on January 17, 2008, increased by the aggregate number of 57,544,872 shares of Common Stock issued upon the closing of the Acquisition.

                                                Except as set forth above, the Reporting Person has not effected any transactions in the Common Stock during the 60 days preceding the date of this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                                                Pursuant to the terms of the Agreement and Plan of Merger dated as of December 2, 2007 (the “Swiss Merger Agreement”) by and among the Company, Bruker BioSpin Beteiligungs AG, Bruker BioSpin Invest AG and the Laukien family shareholders of Bruker BioSpin Invest AG (the “Invest Shareholders”), the Reporting Person, his former spouse, and the other Invest Shareholders agreed that they will not sell, pledge, or otherwise dispose of, the shares of Common Stock received as consideration for the Acquisition, other than in connection with certain transfers purely amongst themselves, for a period of 365 days after the Acquisition closing date.

                                                Except for the Swiss Merger Agreement described above and the voting agreement between the Reporting Person and his former spouse, pursuant to which the Reporting Person has voting power over the Common Stock held by the Reporting Person’s former spouse, the Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint venture, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or (viii) the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

                                                I.                                         Agreement and Plan of Merger dated as of December 2, 2007 by and among the Company, Bruker BioSpin Beteiligungs AG, Bruker BioSpin Invest AG and the Invest Shareholders (incorporated by reference to Annex A-3 to the Company’s Proxy Statement on Schedule 14A filed with the Commission on January 17, 2008)

SIGNATURE

                                                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2008

/s/ Frank H. Laukien
FRANK H. LAUKIEN, PH.D.